---------------------                                                                 ------------------------------
FORM 4                                                                                        OMB APPROVAL
---------------------                                                                 ------------------------------
[ ] Check this box if no longer                                                       OMB Number: 3235-0287
    subject to Section 16.  Form 4                                                    Expires: December 31, 2001
    or Form 5 obligations may                                                         Estimated average burden hours
    continue. See Instruction 1(b)                                                     per response.......0.5
                         U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                       30(f) of the Investment Company Act of 1940

(Print or Type Responses)
----------------------------------------------------------------------------------------------------------------------------
Name and Address of Reporting Person*             2. Issuer Name and Ticker or Trading Symbol

Beattie,             E.        Scott                     Elizabeth Arden, Inc.  (RDEN)
----------------------------------------------------------------------------------------------------------------------------
   (Last)         (First)     (Middle)            3. IRS or Social        4. Statement for Month/Year
                                                     Security Number of
                                                     Reporting Person
                                                     (Voluntary)                  June 2001
c/o Elizabeth Arden, Inc.                                                 --------------------------------
14100 N.W. 60 Avenue                                                      5. If Amendment, Date of
------------------------------------------------                             Original (Month/Year)
                  (Street)
Miami Lakes,          FL        33014
------------------------------------------------                          --------------------------------
   (City)           (State)     (Zip)
----------------------------------------------------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer                          7. Individual or Joint/Group Filing
    (Check all applicable)                                                      (Check Applicable Line)

    X   Director                   10% Owner                               X  Form filed by One Reporting Person
   ---                       ---                                          ---
    X   Officer (give              Other (specify                             Form filed by More than One Reporting Person
   ---     title below)      ---    below)                                ---
Chairman, President and Chief Executive Officer
-----------------------------------------------                           --------------------------------------------------

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       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------
1. Title of Security        2. Trans-   3. Trans-    4. Securities Acquired (A) or  5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                  action      action       Disposed of (D)                Securities      ship        of In-
                               Date        Code         (Instr. 3, 4 and 5)            Beneficially    Form:       direct
                                           (Instr. 8)                                  Owned at        Direct      Bene-
                              (Month/                                                  End of          (D) or      ficial
                                 Day/                                                  Month           Indirect    Owner-
                                Year)                                                  (Instr. 3       (I)         ship
                                        ------------------------------------------     and 4)          (Instr. 4)  (Instr.
                                                                    (A) or                                         4)
                                           Code   V        Amount   (D)     Price
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  06/11/01       X             92,500    A      $6.50
Common Stock, $.01 par value  06/11/01       F             18,909    D      $21.25       335,213          D
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                                              64,201          I        (1)
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---------------------------------------------------------------------------------------------------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                          (Over)                                         SEC 1474 (7-96)

Table II -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
1. Title of      2. Conver-     3. Trans-     4. Transac-    5. Number of          6. Date                7. Title and Amount
   Derivative       sion           action        tion Code      Deriv-                Exercisable            of Underlying
   Security         or             Date          (Instr. 8)     ative                 and Expiration         Securities
   (Instr. 3)       Exercise       (Month/                      Securities            Date                   (Instr. 3 and 4)
                    Price          Day/                         Acquired (A)          (Month/Day/
                    of             Year)                        or Disposed of        Year)
                    Deriv-                                      (D) (Instr.
                    ative                                       3, 4 and 5)
                    Security
                                                                                   -------------------------------------------
                                                                                     Date      Expira-               Amount
                                                                                     Exer-     tion        Title     or
                                               -------------------------------       cisable   Date                  Number
                                                                                                                     of Shares
                                                 Code    V     (A)      (D)
------------------------------------------------------------------------------------------------------------------------------
Stock Option (3)   $6.50/sh        6/21/01         X                    92,500      12/25/96    6/25/01    Common      92,500
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (4)   $7.00/sh                                                          6/25/97    6/25/01    Common       7,500
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (5)   $4.75/sh                                                          6/28/98    6/28/06    Common     125,000
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (6)   $9.38/sh                                                          6/20/98    6/20/07    Common       7,500
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (7)   $12.50/sh                                                         8/28/99    2/28/08    Common     400,000
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (8)   $6.00/sh                                                          9/03/99    3/03/09    Common     100,000
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (9)   $8.125/sh                                                         3/06/01    3/06/05    Common     150,000
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------
Stock Option (10)  $13.3125/sh                                                       1/31/02    1/31/11    Common     400,000
                                                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8. Price           9. Number of            10. Owner-            11. Nature
   of                 Derivative               ship of               of
   Deriv-             Securities               Derivative            Indirect
   ative              Beneficially             Security:             Beneficial
   Security           Owned at End             Direct (D)            Ownership
   (Instr. 5)         of Month                 or Indirect           (Instr. 4)
                      (Instr. 4)               (I) (Instr. 4)
--------------------------------------------------------------------------------
                               0                    D

--------------------------------------------------------------------------------
                           7,500                    D

--------------------------------------------------------------------------------
                         125,000                    D

--------------------------------------------------------------------------------
                           7,500                    D

--------------------------------------------------------------------------------
                         400,000                    D

--------------------------------------------------------------------------------
                         100,000                    D

--------------------------------------------------------------------------------
                          50,000                    D

--------------------------------------------------------------------------------
                               0                    D

--------------------------------------------------------------------------------


Explanation of Responses:

(1)   Beneficially owned by ESB Consultants, Inc.  a corporation which, prior to September 1997, Mr. Beattie controlled.  Mr.
      Beattie disclaims beneficial ownership of these securities and this filing should not be construed as an admission that
      Mr. Beattie is the beneficial owner of these shares.
(2)   Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full six months from the date of the grant.
(3)   Option granted pursuant to Issuer's 1995 Stock Option Plan, subject to shareholder approval which was obtained at the
      Issuer's Annual Shareholders' Meeting on June 25, 1996, exercisable in three equal installments if and when the
      Issuer's Common Stock next trades at $8.00, $11.00 and $15.00, respectively, but no earlier than December 1996.
(4)   Option granted pursuant to Issuer's Non-Employee Director Stock Option Plan, exercisable in full on the one-year anniversary of the date the Option was granted.
(5)   Option is to purchase shares owned by a third party.
(6)   Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full one year from the date of grant.
(7)   Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in full six months from the date of grant.
(8)   Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable as follows: 33,334 on 9/3/99; 33,333 on
      3/3/2000; and 33,333 on 3/3/2001.
(9)   Option granted pursuant to Issuer's 1995 Stock Option Plan, exercisable in three equal installments on 3/6/2001,
      3/6/2002 and 3/6/2003.
(10)  Option granted pursuant to Issuer's 2000 Stock Incentive Plan, exercisable as follows:  133,334 on 1/31/02; 133,333 on
      1/31/03; and 133,333 on 1/31/04.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ E. Scott Beattie                         July 9, 2001
------------------------------------         ----------------------------------
**Signature of Reporting Person              Date


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